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                              November 18, 2020

       Philippe Mauberna
       Chief Financial Officer
       Nanobiotix S.A.
       60, rue de Wattignies
       75012 Paris, France

                                                        Re: Nanobiotix S.A.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted October
22, 2020
                                                            CIK No. 0001760854

       Dear Mr. Mauberna:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment to Draft Registration Statement on Form F-1 filed October 22, 2020

       Summary, page 1

   1. We note your response to prior comment 2. Please shorten your bar for the MD Anderson trial for pancreatic
cancer as we note from your disclosure that it appears you have only started dosing the
first patient in September 2020 and that patient recruitment remains ongoing, or advise.
Also clarify your use of the dotted line for Study 312. Please also ensure your pipeline
table, as well as other tables in the prospectus, such as your table on page 99, are clearly
legible.
       Governing Law/Waiver of Jury Trial, page 188

   2. We note the revised disclosure on page 188 and the form of deposit agreement filed, which indicate that the
jury trial waiver now applies to federal securities law claims.
                                                        Please add a risk
factor to the prospectus describing the provision, the risks of the
 Philippe Mauberna
Nanobiotix S.A.
November 18, 2020
Page 2
      provision or other impacts on shareholders, any uncertainty about enforceability, the impact on claims arising under other laws, and whether or not the provision applies to purchasers in secondary transactions.
       You may contact David Burton at 202-551-3626 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,
FirstName LastNamePhilippe Mauberna
                                                           Division of
Corporation Finance
Comapany NameNanobiotix S.A.
                                                           Office of Life
Sciences
November 18, 2020 Page 2
cc:       Peter Devlin, Esq.
FirstName LastName